										OMB APPROVAL
										OMB Number:3235-0145
										Expires: August 31, 1999
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										hours per form 14.90

						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 3)

				Provident American Corporation
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						743832107
					   (CUSIP Number)

				Christopher J. Rupright, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					November 13, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 743832107								Page 2 of 13 Pages


---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lynx Capital Group, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				400,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				251,200
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				400,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						251,200
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	651,200
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.3
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO and IA

CUSIP No. 743832107									Page 3 of 13
Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Michael Ashker
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF and PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				61,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				901,200
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				61,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						651,200
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	962,200
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 743832107									Page 4 of 13
Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Van Kasper & Company
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				175,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						175,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	175,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.4
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	BD and CO

CUSIP No. 743832107									Page 5 of 13
Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lynx Tech Fund, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				123,300
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						123,300
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	123,300
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.0
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 743832107									Page 6 of 13
Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lynx Healthtech Fund, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				127,900
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						127,900
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	127,900
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.0
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 743832107								Page 7 of 13 Pages


---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lynx Private Equity Partners I, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				250,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				-0-
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				250,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						-0-
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	250,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	2.0
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 743832107									Page 8 of 13
Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Edward W. LeBaron, Jr.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				250,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						250,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	250,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	2.0
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 743832107									Page 9 of 13
Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Provident American Corporation, a Pennsylvania corporation ("PAC"). The principal executive office of PAC is located at 2500 DeKalb Pike, Norristown, Pennsylvania 19404-0511.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Lynx Capital Group, LLC, a California limited liability company
("LCG"), Van Kasper & Company, a California corporation ("VK"),Lynx Tech
Fund, L.P. ("LTF"), a California limited partnership, Lynx Healthtech Fund, LLC, a California limited liability company ("LHTF"), Lynx Private Equity Partners I, LLC, a California limited liability company ("LPEP"), Edward W. LeBaron, Jr. ("LeBaron") and Michael Ashker ("Ashker").

	(b)	The business address of LCG, LTF, LHTF, LPEP, LeBaron and Ashker is 2601 Fair Oaks Boulevard, Sacramento, CA 95864. The business address of VK is 600 California St., Suite 1700, San Francisco, CA 94108-2704.

	(c)	LCG is the investment adviser to and a general partner of LTF, an investment limited partnership. LCG is the investment adviser to and manager of LHTF, which is an investment limited liability company. Ashker is the sole manager of LCG. LPEP is an investment limited liability company. LeBaron is the sole manager of LPEP. VK is a broker-dealer of which Kenneth Brown, a member of LCG, is a registered representative.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Ashker and LeBaron are citizens of the United States of America.

CUSIP No. 743832107									Page 10 of 13
Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds					Amount

LCG			Funds Under Management (1)		$2,056,487.94
LTF			Working Capital					$  941,087.94
LHTF			Working Capital					$  767,400.00
VK			Discretionary Brokerage Accounts	$  690,725.00
Ashker		Personal Funds					$  200,690.00
LPEP			Working Capital					$  875,000.00

(1)	Consists of funds of LTF and LHTF invested in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Stock for investment purposes. LCG, however, is a consultant to PAC and may influence control of PAC as such a consultant. In addition, Ashker is the president of a division of PAC.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

		Aggregate
		Beneficially
		Owned				Voting Power		Dispositive Power
Name 	Number	Percent	Sole		Shared		Sole		Shared

LCG		  651,200	5.3		400,000	251,200		400,000	251,200
ASHKER	  962,200	7.8		 61,000	901,200		 61,000	651,200
VK		  175,000	1.4		-0-		175,000		-0-		175,000
LTF		  123,300	1.0		-0-		123,300		-0-		123,000
LHTF		  127,900	1.0		-0-		127,900		-0-		127,900
LEBARON	  250,000	2.0		-0-		250,000		-0-		250,000
LPEP		  250,000	2.0		-0-		250,000		-0-		250,000

On each of June 1, 1998, and August 17, 1998, LCG received options to purchase 50,000 shares of Stock, pursuant to a consulting agreement between LCG and PAC.

On November 13, 1998, LPEP purchased 250,000 shares of Stock from PAC for $875,000.

On November 13, 1998, LCG received options to purchase 150,000 shares of Stock, pursuant to a consulting agreement between LCG and PAC.

On November 20, 1998, a member of LHTF withdrew as a member and received a distribution of 58,000 shares of Stock from LHTF.

CUSIP No. 743832107								Page 11 of 13 Pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LCG is the general partner of LTF, pursuant to a limited partnership agreement providing to LCG the authority, among other things, to invest the funds of LTF in Stock, to vote and dispose of Stock and to file this statement on behalf of LTF. Pursuant to such limited partnership agreement, the general partner of LTF is entitled to allocations based on assets under management and/or realized and unrealized gains.

VK has discretion over certain brokerage accounts that are invested in Stock.

LCG is the manager of LHTF, pursuant to a limited liability company agreement providing to LCG the authority, among other things, to invest the funds of LHTF in Stock, to vote and dispose of Stock and to file this statement on behalf of LHTF. Pursuant to such limited liability company agreement, the general partner of LHTF is entitled to allocations based on realized and unrealized gains.

LeBaron is the manager of LPEP, pursuant to a limited liability company agreement. Pursuant to that agreement, Ashker has the authority to vote the Stock held by LPEP.

CUSIP No. 743832107								Page 12 of 13 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
	(previously filed).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	December 22, 1998

LYNX CAPITAL GROUP, LLC				LYNX PRIVATE EQUITY PARTNERS I, LLC

By:	/s/ Michael Ashker				By:  /s/ Edward W. LeBaron, Jr.
	Michael Ashker, Manager				Edward W. LeBaron, Jr.
									Manager

LYNX TECH FUND, L.P.					VAN KASPER & COMPANY


By:	LYNX CAPITAL GROUP, LLC			By:	/s/ John Chung
									John Chung
									General Counsel
	By:	/s/ Michael Ashker
		Michael Ashker, Manager

LYNX HEALTHTECH FUND, LLC				/s/ Michael Ashker
								Michael Ashker

By:	LYNX CAPITAL GROUP, LLC			/s/ Edward W. LeBaron, Jr.
	By:	/s/ Michael Ashker			Edward E. LeBaron, Jr.
		Michael Ashker, Manager

CUSIP No. 743832107								Page 13 of 13 Pages

												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Provident American Corporation. For that purpose, the undersigned hereby constitute and appoint Lynx Capital Group, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	November 20, 1998

LYNX CAPITAL GROUP, LLC				LYNX PRIVATE EQUITY PARTNERS I, LLC

By:	/s/ Michael Ashker				By:  /s/ Edward W. LeBaron, Jr.
	Michael Ashker, Manager				Edward W. LeBaron, Jr.
									Manager

LYNX TECH FUND, L.P.					VAN KASPER & COMPANY


By:	LYNX CAPITAL GROUP, LLC			By:	/s/ John Chung
									John Chung
									General Counsel
	By:	/s/ Michael Ashker
		Michael Ashker, Manager

LYNX HEALTHTECH FUND, LLC				/s/ Michael Ashker
								Michael Ashker

By:	LYNX CAPITAL GROUP, LLC			/s/ Edward W. LeBaron, Jr.
	By:	/s/ Michael Ashker			Edward E. LeBaron, Jr.
		Michael Ashker, Manager

4450\012\1020489